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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2440 CAMINO RAMON, SUITE 103
(No. and Street)

SAN RAMON	CA	94583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE YEE (925) 866-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., SUITE 430	HAYWARD	CA	94541
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAY 31 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CLARENCE YEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY, as of MARCH 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

SEE CERTIFICATE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 28th day of May, 20 19, by Clarence Yee
______________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA WICH
Notary Public - California
Contra Costa County
Commission # 2163248
My Comm. Expires Sep 17, 2020

(Seal) Signature [signature]

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2019

TABLE OF CONTENTS

	PAGE NO.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION........................	2
STATEMENT OF INCOME......................................	3
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.............	4
STATEMENT OF CASH FLOWS..................................	5
NOTES TO FINANCIAL STATEMENTS............................	6 - 9
SUPPLEMENTARY INFORMATION	
SCHEDULE I - COMPUTATION OF NET CAPITAL...............	10
SCHEDULE II - RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS..................................	11
SCHEDULE III - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT..................................	12
SCHEDULE IV - COMPUTATION OF AGGREGATE INDEBTEDNESS.................................	13

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of L.S.Y., Inc. dba American Investors Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.S.Y., Inc. dba American Investors Company as of March 31, 2019, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.S.Y., Inc. dba American Investors Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.S.Y., Inc. dba American Investors Company's management. Our responsibility is to express an opinion on L.S.Y., Inc. dba American Investors Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to L.S.Y., Inc. dba American Investors Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, III, IV, pages 10-13, have been subjected to audit procedures performed in conjunction with the audit of L.S.Y., Inc. dba American Investors Company's financial statements. The supplemental information is the responsibility of L.S.Y., Inc. dba American Investors Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, III, IV, pages 10-13, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hansen & Company

We have served as L.S.Y., Inc. dba American Investors Company's auditor since 1973.

Hayward, California

May 28, 2019

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

ASSETS

Cash and cash equivalents		$ 818,991
Commissions and fees receivable		1,279,390
Marketable securities		331,322
Furniture and equipment, at cost, less accumulated depreciation of $43,488		29,539
Other assets		32,635
Total assets		$ 2,491,877

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable		$ 30,853
Commissions payable		1,171,029
Accrued wages and benefits		309,164
Payroll taxes payable		15,307
Deferred income tax		49,400
Allowance for litigation costs		100,000
Total liabilities		1,675,753
Shareholders' equity		
Capital stock - authorized 100,000 shares; $10 stated value; issued and outstanding 7,000 shares	$ 70,000	
Paid in surplus	50,475	
Retained earnings	695,649	
Total shareholders' equity		816,124
Total liabilities and shareholders' equity		$ 2,491,877

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2019

REVENUES		
Commissions		$ 5,211,767
Fees		6,493,731
Other		53,501
Total revenues		11,758,999
OPERATING EXPENSES		
Commissions	$ 10,220,302	
Advertising	4,271	
Automobile and travel	8,541	
Depreciation	6,553	
Dues and subscriptions	13,527	
Employee benefits	113,915	
Insurance	6,006	
Miscellaneous	6,179	
Office salaries	834,211	
Officers' salaries	257,431	
Office supplies and postage	11,040	
Outside services	52,837	
Professional services	25,800	
Rent	83,386	
Repairs and maintenance	9,450	
Taxes, licenses and regulatory fees	107,614	
Telephone	11,248	
Total operating expenses		11,772,311
Income (loss) before income taxes		(13,312)
INCOME TAXES (BENEFIT)		(5,109)
NET INCOME (LOSS)		$ (8,203)

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2019

	Balance March 31, 2018	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2019
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	50,475	---	---	50,475
Retained earnings	703,852	(8,203)	---	695,649
Total	$ 824,327	$ (8,203)	$ ---	$ 816,124

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$(8,203)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	6,553
(Increase) decrease in:	
Commissions and fees receivable	144,465
Marketable securities	(24,243)
Other assets	(17,671)
Increase (decrease) in:	
Accounts payable	11,363
Commissions payable	(110,927)
Accrued wages and benefits	(69,206)
Payroll taxes payable	(6,513)
Income taxes	(13,240)
Deferred Income Tax	(7,200)
Allowance for litigation costs	50,000
Net cash used by operating activities	(44,822)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(17,542)
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET DECREASE IN CASH AND CASH EQUIVALENTS	(62,364)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	881,355
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 818,991

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ ---
Income taxes	$ 27,024

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, generates commissions through sales of various products and generates fees through investment management and advisory services.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to seven years, the useful lives of the furniture and equipment.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for material differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are provided for considering unrealized gain on investment securities, depreciation timing differences, and the allowance for litigation costs. Valuation allowances are established when necessary to reduce deferred tax liabilities to the amount due for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2019.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2019 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $605,031.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 29, 2019 through March 29, 2020 for itself and its registered representatives. The total premium for the policy period will be $140,502. As of March 31, 2019 the portion of the premium earned by the insurance provider for three days is not material. The Company has made a down payment of $21,075 and received reimbursements of $19,143. The unpaid balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $71,616 resulting in unrealized gains of $259,706 as of March 31, 2019, including an unrealized gain of $24,243 for the year ended March 31, 2019.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to twenty-five percent of each employees' annual net compensation, to a maximum of $56,000, may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends December 31. Pension plan expense for the fiscal year ended March 31, 2019, included in employee benefits expense, is $109,164.

NOTE 9 - The Company entered into a lease for its current administrative offices effective April 17, 2015 and extending through April 16, 2021. Monthly lease payments required over the term of the lease range from $6,193 to $7,211. Rent for the first two full calendar months was abated.

Total rent expense for the year was $83,386

Future annual minimum payments under the current lease, for years ending March 31, are as follows:

YEAR		**AMOUNT**
2020		83,061
2021		86,265
2022		3,846
	Total	$173,172

NOTE 10 - Management has provided for potential litigation with an allowance for litigation costs of $100,000. As of March 31, 2019 and for the period April 1, 2018 through May 28, 2019 the Company had no threatened, potential, or settled litigation.

NOTE 11 - Management has evaluated subsequent events through May 28, 2019, the date the financial statements were available to be issued.

NOTE 12 - Income tax expense represents the Company's actual and deferred tax for the fiscal year ended March 31, 2019. A deferred income tax in the approximate net amount of $49,400, resulting from timing differences related to depreciation, net unrealized gain from marketable securities, and the allowance for litigation costs, has been recognized as a liability.

Income taxes is comprised of the following:

	FEDERAL	STATE	TOTAL
Current	$ 991	$ 1,100	$ 2,091
Deferred Tax	(4,900)	(2,300)	(7,200)
	$(3,909)	$(1,200)	$ (5,109)

The Company's federal tax returns for the years ended March 31, 2016 through March 31, 2018 remain subject to examination by the taxing authorities. In addition to the above years, the state tax return remains subject to examination for the year ended March 31, 2015.

The Company's federal and state tax returns for the fiscal year ended March 31, 2019 have not yet been filed and would be subject to examination by the taxing authorities when filed.

SUPPLEMENTARY INFORMATION

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2019

TOTAL OWNERSHIP EQUITY		$ 816,124
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Petty cash	$ 100	
Net commissions receivable	96,561	
Other receivables	11,798	
Prepaid expenses	13,625	
Net equipment	29,539	
Security deposit	7,211	158,834
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		657,290
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		657,290
HAIRCUTS ON SECURITIES		
Marketable securities (15%)	49,698	
Marketable securities - Undue concentration: (15% of excess market value of 3000 shares of NDAQ ($262,470) and 936 shares of O ($68,852) over 10% of net capital before haircuts on securities positions)	29,980	
NFS accounts (2%)	3,206	82,884
NET CAPITAL		$ 574,406

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE II

RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2019

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 851,155
ADJUSTMENTS		
Increase in non allowable net commissions receivable		(1,112)
Increase in income accruals:		
Commissions receivable		14,718
Adjustments to expense accruals:		
Accounts payable	$ 204	
Commissions payable	4,515	
Accrued wages and benefits	(282,415)	
Accrued payroll taxes	(15,307)	
Income taxes	7,200	(285,803)
Increase in undue concentration haircut		(4,552)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 574,406

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

MARCH 31, 2019

MINIMUM NET CAPITAL REQUIRED		$ 111,717
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 111,717
EXCESS NET CAPITAL		
Net capital	$ 574,406	
Less net capital requirement	111,717	
Excess net capital		$ 462,689
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 574,406	
Less: 10% of total aggregate indebtedness	167,575	
Excess net capital at 1,000%		$ 406,831

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV

COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2019

TOTAL A-1 LIABILITIES	$ 1,675,753
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 1,675,753
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	292%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	67.2%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of L.S.Y., Inc. dba American Investors Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.S.Y., Inc. dba American Investors Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.S.Y., Inc. dba American Investors Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) L.S.Y., Inc. dba American Investors Company stated that L.S.Y., Inc. dba American Investors Company met the identified exemption provisions throughout the most recent fiscal year without exception. L.S.Y., Inc. dba American Investors Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.S.Y., Inc. dba American Investors Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hansen & Company
Hayward, California

May 28, 2019

AMERICAN
Investors Company

(925) 866-2882 • Fax (925) 866-8989
2440 Camino Ramon, Suite 103
P.O. Box 1307
San Ramon, CA 94583
www.americaninvestorsco.com

May 28, 2019

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

L.S.Y. Inc., dba American Investors Company (AIC) is a broker-dealer who does not directly handle customer funds or securities or any other duties associated with a clearing broker-dealer. AIC is registered with the U.S. Securities and Exchange Commission (SEC).

In accordance with Rul17a-5 of §240 of the Securities and Exchange Act of 1934, AIC performs an annual audit and files a "Report pursuant to Rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. In the report, AIC claims exemption to Rule 15c3-3 based on exemption k(2)(ii), which is noted below.

(k) Exemptions.
(2) The provisions of this section shall not be applicable to a broker or dealer:
(ii) Who, as an introducing broker-dealer, clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer, AIC promptly transmits all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rule 17a-3 and 17a-4.

The nature of the business of AIC qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts; AIC has met the identified exemption provisions throughout the fiscal year ended March 31, 2019 without exception.

Sincerely,

Clarence Yee
President

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of L.S.Y., Inc. dba American Investors Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investors Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by L.S.Y., Inc. dba American Investors Company and the SIPC, solely to assist you and SIPC in evaluating L.S.Y., Inc. dba American Investors Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2019. L.S.Y., Inc. dba American Investors Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on L.S.Y., Inc. dba American Investors Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of L.S.Y., Inc. dba American Investors Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hansen & Company

Hayward, California

May 28, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 3/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17613 FINRA MAR
LSY INC
D/B/A AMERICAN INVESTORS COMPANY
2440 CAMINO RAMON STE 103
SAN RAMON CA 94583-4322

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Clarence Yee, (925)866-2882

2. A.	General Assessment (item 2e from page 2)	$ 10,559
B.	Less payment made with SIPC-6 filed (**exclude interest**) 10/30/2018 Date Paid	(5,363)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	5,196
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5,196

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒
Total (must be same as F above) $ 5,196

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.S.Y., Inc. dba American Investors Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of May, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2018
and ending 3/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,758,999
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	2,793
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,793
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	< 4,602,885 >
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	< 73,968 >
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	< 24,243 >
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	< 5,457 >
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest, Dividend Income (Deductions in excess of $100,000 require documentation)	< 11,313 >
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,309	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 756	
Enter the greater of line (i) or (ii)	< 4,309 >
Total deductions	< 4,722,175 >
2d. SIPC Net Operating Revenues	$ 7,039,617
2e. General Assessment @ .0015	$ 10,559
	(to page 1, line 2.A.)